CUNA Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	2,933,670
Accrued investment income		150,273
Receivable for commissions		3,568,229
Receivable for commissions - affiliate		2,480,721
Receivables - other		2,002,790
Federal income taxes recoverable from affiliate		1,200,474
State income tax recoverable from affiliate		70,228
Debt securities, at fair value		20,249,884
Deferred tax asset		33,409
Deposits with clearing organizations		105,000
Other assets		688,838
Total assets	$	33,483,516

Liabilities and Stockholder's Equity

Liabilities:

Commissions and accounts payable to affiliates	$	5,274,753
Other commissions and accounts payable		3,688,753
Deferred income		386,815
Other liabilities		452,626
Total liabilities		9,802,947

Stockholder's equity:

Common stock--no par value with a $300 stated value;		
2,000 shares authorized; 765 issued and outstanding		229,500
Additional paid in capital		18,000,000
Retained earnings		5,451,069
Total stockholder's equity		23,680,569
Total liabilities and stockholder's equity	$	33,483,516

See accompanying notes to financial statements.